UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Owl Rock Capital Corporation II

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69121D 100

(CUSIP Number)

Name: Trinity Christian Center of Santa Ana Inc

Address: 2442 Michelle Dr. Tustin, CA 92780-7015

Phone: 714-832-2950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TRINITY CHRISTIAN CENTER OF SANTA ANA INC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,050,883.7930
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,050,883.7930
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,883.7930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.57%
14	TYPE OF REPORTING PERSON* CO

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Owl Rock Capital Corporation II (the “Issuer”). The address of the principal executive offices of the Issuer is 245 Park Avenue, 41st Floor, New York, NY 10167.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Trinity Christian Center of Santa Ana Inc, a non-profit organization incorporated in the United States.

(b) The Reporting Person’s business address is 2442 Michelle Dr. Tustin, CA 92780-7015.

(c) The principal business of the Reporting Person is a Church and California Non-Profit Corporation.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 6, 2017, Trinity Christian Center of Santa Ana Inc entered into a Subscription Agreement (the “Subscription Agreement”) with the Issuer. Pursuant to the Subscription Agreement, on December 6, 2017, purchased 1,050,883.7930 shares of Common Stock from the Issuer for an aggregate purchase price of $10,000,000.

The Subscription Agreement is described in Items 4 and 6 below and is incorporated herein by reference to Appendix A of Supplement No. 1 to the Company’s Prospectus (File No. 333-213716), filed pursuant to Rule 497 on April 5, 2017.

Item 4.	Purpose of Transaction

Trinity Christian Center of Santa Ana Inc acquired the securities to which this statement relates for investment purposes and does not have a present intent to acquire or influence control over the business of the Issuer.

Trinity Christian Center of Santa Ana Inc does not have any plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date of this filing on Schedule 13D, there are 9,083,884.976 shares of Common Stock outstanding, of which Trinity Christian Center of Santa Ana Inc owns 1,050,883.7930 shares representing 11.57% of the outstanding shares of Common Stock.

(b)	Trinity Christian Center of Santa Ana Inc has the sole power to vote and dispose of the 1,050,883.7930 shares of Common Stock they own.

(c)	None.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 regarding the Subscription Agreements is hereby incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2017

By:	/s/ James Mittan

Name:	James Mittan, CFO